Notice to the Oslo Stock Exchange




ORKLA

05006974

P.O.Box 423 Skøyen, N-
Telephone: +47-22 54
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 15 March 2005

ORK – Trade subject to notification

On 14 March 2005, in connection with its option programme, Orkla exercised 14,333 options, respectively 9,333 options at a strike price of NOK 135 and 5,000 at a strike price of NOK 132.

After exercise of options, Orkla's holding of Orkla shares is 6,348,344. A total of 1,762,742 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

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Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 22 54 44 11
Ole Kristian Lunde, SVP Corporate Communications, Tel: + 47 22 54 44 31

Date: 17 March 2005

ORK – The Stock Exchange Appeals Committee confirms the approval of Orkla's offer to acquire all shares in Elkem

The Stock Exchange Appeals Committee (the "Appeals Committee") has on 16 March 2005 confirmed Oslo Børs' approval of the mandatory offer from Orkla ASA ("Orkla") to acquire all shares in Elkem ASA ("Elkem"). Consequently, the Appeals Committee has rejected the complaint over the exchange's approval.

On 9 February 2005, Aloca Inc filed a complaint over Oslo Børs' approval of the price offered by Orkla in the mandatory offer to acquire all shares in Elkem, see offer document dated 7 February 2005. Alcoa Inc held that the fixed additional consideration of NOK 1 was to low and that the offer as a consequence did not comply with section 4-10 forth paragraph of the securities trading act.

The Appeals Committee has on 16 March 2005 confirmed Oslo Børs' approval of the mandatory offer. Consequently, the Appeals Committee has rejected the complaint from Aloca Inc over the exchange's approval.

The acceptance period in the mandatory offer expires on 22 March 2005 at 16:00 hrs. Settlement of the base price of NOK 235 per share, plus the fixed additional consideration of NOK 1 per share for those shareholders who have chosen this, will take place no later than on 5 April 2005. The other terms of the mandatory offer are set out in offer document dated 7 February 2005.

Information for U.S. holders of Elkem Shares
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer described in this press release may only be made pursuant to the terms of the Offer Document dated 7 February 2005 and the accompanying documents. The Offer is made for the securities of

Elkem, a company incorporated under the laws of Norway, and will be made in the U.S. to all Elkem Shareholders pursuant the Offer Document and the Acceptance Form that accompany the Offer Document. These materials have been mailed to US holders of record in accordance with applicable law. Holders of Elkem Shares may also request copies of these documents from Enskilda Securities ASA, the receiving agent for the Offer. Holders of Elkem Shares should read carefully the Offer Document and other related documents when they become available because they contain important information about the Offer. The Offer is subject to the disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the U.S. federal securities laws, since the Offeror is not resident in the United States. U.S. shareholders may not be able to sue a Norwegian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to enforce a U.S. court's judgment against a non-U.S. offeror.